UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

Novink (USA) Corp.

(f/k/a QUEBECOR WORLD CAPITAL CORPORATION)

(Name of Applicant)

999 de Maisonneuve West, Suite 1100
Montréal, Québec, Canada H3A 3L4
(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
10% Senior Guaranteed Notes due 2013	Up to $75,000,000 aggregate principal amount plus amounts paid-in-kind

Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification

Name and Address of Agent for Service:	With a copy to:

David McCarthy Novink (USA) Corp. 150 East 42nd Street, 11th Floor New York, New York 10017	Christine D. Rogers, Esq. Arnold & Porter LLP 399 Park Avenue New York, New York 10022

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the SEC, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.

GENERAL

1.                                      GENERAL INFORMATION.

(a)                                  The applicant (the “Applicant” or the “Company”) is a corporation.

(b)                                 The Applicant is organized under the laws of the State of Delaware.

2.                                      SECURITIES ACT EXEMPTION APPLICABLE.

The Applicant’s 10% Senior Guaranteed Notes due 2013 (the “Notes”) to be issued under the indenture to be qualified hereby (the “Indenture”), will be offered pursuant to the terms of the plan of reorganization of Quebecor World (USA) Inc. (“QWUSA”) and its debtor subsidiaries (the “Plan of Reorganization”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).  The Plan of Reorganization will become effective on the date on which all conditions to consummation of the Plan of Reorganization have been satisfied or waived (the “Effective Date”).  The terms of the Plan of Reorganization are contained in the Disclosure Statement dated May 18, 2009 attached hereto as Exhibit T3E1.

The issuance of the Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. To the extent that the solicitation constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Applicant is also relying upon the exemption from Securities Act registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder.  The Plan contemplates, among other things, the restructuring of the outstanding debt of the Applicant, the Applicant’s corporate parent company, Quebecor World Inc. (“QWI” or the “Guarantor”), and certain other subsidiaries of QWI, in part through the issuance by the Applicant of the Notes.

The Notes (i) mature as to principal and interest on the fourth anniversary of the date the Notes are issued (the “Issue Date”); (ii) bear interest payable at 10% per annum in cash or 13% per annum in kind, at the option of the Applicant and subject to the terms of certain senior indebtedness of QWI to be incurred on the Effective Date, until payment of the principal amount shall have been made or duly provided for; (iii) will be guaranteed as to payment of principal and interest by QWI; and (iv) may be redeemed, at the Applicant’s option, in whole or in part, at any time and from time to time at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below if redeemed during the twelve-month period commencing on the first anniversary of the Issue Date and each anniversary thereof of the year set forth below.

Year	Percentage
2010	105%
2011	103%
2012	101%

AFFILIATIONS

3.                                      AFFILIATES.

As of the date of this application, (i) the Applicant is a wholly-owned subsidiary of QWUSA; (ii) QWUSA is a wholly-owned subsidiary of Novink (USA) Holding Company (“Holding”) (f/k/a Quebecor Printing Holding Company); and (iii) Holding is a wholly-owned subsidiary of QWI.

Upon consummation of the Plan of Reorganization, (i) the Applicant will be a wholly-owned subsidiary of Holding; (ii) Holding will be a wholly-owned subsidiary of QWI; and (iii) the entities listed below will be the subsidiaries of the Applicant all of which will be wholly owned by the Applicant, unless otherwise indicated.

	Subsidiary Name	Jurisdiction of Organization	% Ownership of Voting Securities
1	Novink Providence Corp. (f/k/a Quebecor Printing Providence Inc.)	Rhode Island	100.00%
2	Novink Printing (USA) Corp. (f/k/a Quebecor World Printing (USA) Corp.)	Delaware	100.00%
3	Novink Printing (USA) II Corp. (f/k/a Quebecor World Infiniti Graphics Inc.)	Connecticut	100.00%
4	Novink Federated Corp. (f/k/a Quebecor World Federated Inc.)	Rhode Island	100.00%
5	Novink Northeast Graphics Corp. (f/k/a Quebecor World Northeast Graphics Inc.)	Delaware	100.00%
6	Novink Logistics LLC (f/k/a Quebecor World Logistics LLC)	Delaware	100.00%
7	Novink (USA) LLC (f/k/a QWCC LLC)	Delaware	100.00%
8	Novink II LLC (f/k/a QWCC LLC 2)	Delaware	100.00%
9	Novink Metroweb L.P. (f/k/a Quebecor World Metroweb L.P.)	Delaware	99.00%
10	Novink Pawtucket Corp. (f/k/a Quebecor World Pawtucket Inc.)	Rhode Island	100.00%
11	BCK 140 Q Partnership	District of Columbia	75.00%
12	Novink Lanman Corp. (f/k/a Quebecor World Lanman Companies Inc.)	District of Columbia	100.00%

Certain directors and officers of the Applicant may be deemed to be “affiliates” of the Applicant by virtue of their positions with the Applicant. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

4.                                      DIRECTORS AND EXECUTIVE OFFICERS.

The following tables list the names and offices held by all directors and executive officers of the Applicant as of the date of this application.  The mailing address for each director and executive officer is c/o Quebecor World Inc., 999 de Maisonneuve West, Suite 1100 Montréal, Québec, Canada H3A 3L4.

Name	Title

David McCarthy	President
Jeremy Roberts	Executive Vice President
Robert Stepusin	Vice President
Marie-É. Chlumecky	Corporate Secretary
Laura Norden	Assistant Corporate Secretary

The following are the current directors of the Applicant: Robert Stepusin, Jacques Mallette and David McCarthy.

On the Effective Date, in accordance with the Plan, the executive officers of the Applicant shall be the following individuals:

Name of Officer	Title
David McCarthy	President
Jeremy Roberts	Executive Vice President
Kevin J. Clarke	President, Publishing Services Group
Brian Freschi	President, Marketing Solutions Group
Roland Ribotti	Vice President, Corporate Finance and Treasurer
Marie-É. Chlumecky	Corporate Secretary
Laura Norden	Assistant Corporate Secretary

On the Effective Date, in accordance with the Plan, the directors of the Applicant shall be: Jacques Mallette, David McCarthy, Kevin J. Clarke and Brian Freschi.

5.                                      PRINCIPAL OWNERS OF VOTING SECURITIES.

(a)                                  The following table sets forth, as of June 30, 2009, the security ownership of each person known by the Applicant to beneficially own 10 percent or more of the voting securities of the Applicant:

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Quebecor World (USA) Inc. c/o Quebecor World Inc., 999 de Maisonneuve West, Suite 1100, Montréal, Québec, Canada H3A 3L4	Common Stock	1,000	100%

Upon consummation of the Plan of Reorganization, the security ownership of each person known by the Applicant to beneficially own 10 percent or more of the voting securities of the Applicant will be as set forth below:

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Novink (USA) Holding Company c/o Quebecor World Inc., 999 de Maisonneuve West, Suite 1100, Montréal, Québec, Canada H3A 3L4	Common Stock	8	100%

6.                                      UNDERWRITERS.

(a)                                  Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicant that are currently outstanding on the date of this application.

(b)                                 There is no proposed principal underwriter for the Notes that are proposed to be offered in connection with the Indenture that is to be qualified under this application.

CAPITAL SECURITIES

7.                                      CAPITALIZATION.

(a)  The capital stock and debt securities of the Applicant on a consolidated basis as of June 30, 2009 were as follows:

Title of Class	Amount Authorized	Amount Outstanding

Common Stock, par value $1.00 per share	3,000	1,000

4.875% Senior Notes due 2008	$200,000,000 (principal amount)	$200,000,000 (principal amount)

6.125% Senior Notes due 2013	$400,000,000 (principal amount)	$400,000,000 (principal amount)

6.50% Guaranteed Debentures due 2027	$150,000,000 (principal amount)	$3,200,000 (principal amount)

(b)                                 Each holder of the Applicant’s common stock is currently entitled to one vote for each share of the Applicant’s common stock held of record on the applicable record date on all matters submitted to a vote of stockholders.

INDENTURE SECURITIES

8.                                      ANALYSIS OF INDENTURE PROVISIONS.

The Notes will be issued under the Indenture the form of which is attached hereto as Exhibit T3C.  The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939.  Holders of Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of Notes are not described in this analysis.  Capitalized terms defined in the Indenture and used (but not otherwise defined) in this section are used in this section as so defined.

EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

Each of the following is an event of default:

(a)                                  the failure to pay the principal of any Notes when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(b)                                 the failure to pay interest or Additional Amounts on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

(c)                                  a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company and the Guarantor receive written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes;

(d)                                 the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any indebtedness for borrowed money or other Indebtedness of the Company or the Guarantor or any Restricted Subsidiary, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 30 days of receipt by the Company or the Guarantor or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 30-day period described above has elapsed), aggregates $10 million or more at any time;

(e)                                  one or more judgments in an aggregate amount in excess of $10 million shall have been rendered against the Company, the Guarantor or any Significant Subsidiary of the Company or the Guarantor and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(f)                                    a court of competent jurisdiction enters a Bankruptcy Order under any Bankruptcy Law that:

(1)                                  is for relief against the Company, the Guarantor or any Significant Subsidiary of the Company or the Guarantor in an involuntary case or proceeding, or

(2)                                  appoints a Custodian of the Company, the Guarantor or any Significant Subsidiary of the Company or the Guarantor for all or substantially all of its respective properties, or

(3)                                  orders the liquidation of the Company, the Guarantor or any Significant Subsidiary of the Company or the Guarantor,

and in each case the order or decree remains unstayed and in effect for 60 consecutive days;

(g)                                 the Company, the Guarantor or any Significant Subsidiary of the Company or the Guarantor pursuant to or within the meaning of any Bankruptcy Law:

(1)                                  commences a voluntary case or proceeding, or

(2)                                  consents to the entry of a Bankruptcy Order for relief against it in an involuntary case or proceeding, or

(3)                                  consents to the appointment of a Custodian of it or for all or substantially all of its property, or

(4)                                  makes a general assignment for the benefit of its creditors or files a proposal or scheme of arrangement involving the rescheduling or composition of its indebtedness, or

(5)                                  consents to the filing of a petition in bankruptcy against it; or

(h)                                 the Guarantee ceases to be in full force and effect or is declared null and void and unenforceable or is found to be invalid or the Guarantor denies its liability under the Guarantee (other than by reason of release of Guarantor in accordance with the terms of the Indenture).

In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to the Company or the Guarantor or any significant subsidiary of the Company or the Guarantor, all outstanding Notes will become due and payable immediately without further action or notice.  If any other event of default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company and the Guarantor and (if the Holders have received written notice from the Company pursuant to Section 4.7 of the Indenture of the address to be used by Holders for delivery of an Acceleration Notice to the Credit Agent) the Credit Agent specifying the respective event of default.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power.

Except in the case of a default or event of default in the payment of principal of or interest on any Note, including an acceleration, and the failure to make payment when required under the provisions of the Indenture dealing with the proceeds of an Asset Sale and upon a Change of Control, the Trustee may withhold the notice to the Holders if and so long as a committee of its Responsible Officers determines in good faith that withholding the notice is in the interest of the Holders.

AUTHENTICATION AND DELIVERY OF THE NOTES;
APPLICATION OF PROCEEDS.

Two officers of the Company must sign the Notes for the Company by either manual or facsimile signature.  If a Person whose signature is on a Note as an Officer no longer holds that office at the time the Trustee authenticates the Notes, the Note shall be valid nevertheless.

A Note shall not be valid until the Trustee manually signs the certificate of authentication on the Note.  The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.  Each Note shall be dated the date of its authentication.  On the Issue Date, the Company may deliver Notes in the outstanding aggregate principal amount of up to $75,000,000 executed by the Company to the Trustee for authentication, together with an Officer’s Certificate of the Company for the authentication and delivery of such Notes.

The Notes will be issued in the form of one or more fully registered global certificates (the “Global Notes”).  The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC.

Because the Notes are being issued in exchange for existing claims held by members of certain impaired classes under the Plan, there will be no cash proceeds (and therefore no application of proceeds) from the issuance of the Notes.  No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the Notes.

RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

The Notes are unsecured obligations of the Company. As such, the Notes are not secured by any lien on any property.

SATISFACTION AND DISCHARGE; DEFEASANCE

The Company may, at its option by a resolution of the Board of Directors, at any time, elect to have either paragraph (1) or (2) below be applied to all outstanding Notes, provided that the provisions of the Indenture relating to compliance with conditions and covenants (as discussed below) have been satisfied.

(1)                                  Each of the Company and the Guarantor shall, subject to the provisions of the Indenture relating to compliance with conditions and covenants (as discussed below), be deemed to have been discharged from its obligations with respect to all outstanding Notes on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”).  For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, which shall thereafter be deemed to be “outstanding” only for the purposes of the application of Trust Money section of the Indenture) and the other Sections of the Indenture referred to in (i) and (ii) below, and to have satisfied all its other obligations under such Notes and the Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions, which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of outstanding Notes to receive solely from the trust fund described in the application of Trust Money section of the Indenture, and as more fully set forth in such Section, payments in respect of the principal of and interest on such Notes when and to the extent such payments are due, (ii) the Company’s obligations with respect to such Notes under Article II (The Securities) and maintenance of office or agency section of the Indenture), (iii) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company’s obligations in connection therewith, including compensation and indemnification of the Trustee and (iv) the provisions of the Indenture relating to discharge and defeasance.  Subject to compliance with the provisions of the Indenture relating to discharge and defeasance, the Company may exercise its option under this paragraph (1) notwithstanding the prior exercise of its option under paragraph (2) below.

(2)                                  Each of the Company and the Guarantor shall, subject to the provisions of the Indenture relating to compliance with conditions and covenants (as discussed below), be released from its obligations under the covenants contained in Sections 4.8 to 4.14, 4.16 and 4.17, and the Company and the Guarantor shall be released from its obligations under Articles V and X of the Indenture with respect to the outstanding Notes on and after the date the conditions set forth below are satisfied (hereinafter, “Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes).  For this purpose, such Covenant Defeasance means that, with respect to the outstanding Notes, the Guarantor, the Company and their Subsidiaries may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event or Default under the section of the Indenture which specifies a default in the observance or performance of any other covenant or agreement contained in the Indenture, but, except as specified above, the remainder of the Indenture and such Notes shall be unaffected thereby. In addition, subject to the provisions of the Indenture relating to compliance with conditions and covenants (as discussed below), the section of the Indenture which specifies a default upon the occurrence of the following actions: (i) failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any indebtedness for borrowed money or other Indebtedness of the Company or the Guarantor or any Restricted Subsidiary, or the acceleration of the final stated maturity of any such Indebtedness in an aggregate amount in excess of $10.0 million, (ii) one or more judgments in an aggregate amount in excess of $10.0 million is rendered against the Company, the Guarantor or any of their Significant Subsidiaries or (iii) the Guarantee ceases to be in full force and effect or is declared null and void and unenforceable or is found to be invalid or the Guarantor denies its liability under the Guarantee (other than by reason of release of Guarantor in accordance with the terms of the Indenture), shall not constitute Events of Default.

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all Notes issued thereunder, when:

(1)                                  either:

(a)                                  all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid as provided in the Replacement Notes section of the Indenture and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)                                 all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)                                  the Company has paid all other sums payable under the Indenture by the Company; and

(3)                                  the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

Each of the Company and the Guarantor must deliver to the Trustee, within 120 days after the end of each fiscal year, an officers’ certificate stating (i) that a review of the activities of the Company and the Guarantor and the activities of their Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company and the Guarantor have kept, observed, performed and fulfilled each of their respective obligations under the Indenture and the Notes and (ii) that, to the best knowledge of such Officer after due inquiry, the Company or the Guarantor, as the case may be, has kept, observed, performed and fulfilled, in each case in all material respects, each and every covenant and other obligation contained in the Indenture and the Notes and is not in default in the performance or observance of any of the terms, provisions and conditions in the Indenture and has not failed to comply with any other obligation hereunder (or, if a Default, Event of Default or failure to comply with any other obligation hereunder shall have occurred, describing with particularity all such Defaults, Events of Default or failures to comply with any other obligation hereunder of which such Officer may have knowledge, including, but not limited to, their status and what action the Company, or the Guarantor, as the case may be, is taking or proposes to take with respect thereto).

The Company must deliver to the Trustee, forthwith upon any officer becoming aware of any default or event of default, an officers’ certificate specifying such default or event of default and what action the Company is taking or proposes to take with respect thereto.

Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company shall furnish to the Trustee at the request of the Trustee (a) an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with (which officer signing such certificate may rely, as to matters of law, on an Opinion of Counsel), (b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of counsel, all such conditions have been complied with (which counsel, as to factual matters, may rely on an Officers’ Certificate and certificates of public officials) and (c) where applicable, a certificate or opinion by an independent certified public accountant satisfactory to the Trustee that complies with TIA § 314(c).

Each certificate and Opinion of Counsel with respect to compliance with a condition or covenant provided for in the Indenture shall include (a) a statement that the Person making such certificate or rendering such Opinion of Counsel has read such covenant or condition; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements contained in such certificate or Opinion of Counsel are based; (c) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

9.                                      OTHER OBLIGORS.

The Company’s obligations with respect to the Notes will be guaranteed by QWI. The mailing address of QWI is 999 de Maisonneuve West, Suite 1100 Montréal, Québec, Canada H3A 3L4.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)                                  Pages numbered 1 to 11, consecutively.

(b)                                 The statement of eligibility and qualification on Form T-1 of                               , as trustee, under the Indenture to be qualified.(1)

(c)                                  The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3A	Certificate of Incorporation of Applicant.

Exhibit T3B	By-Laws of the Applicant.

Exhibit T3C	Form of Indenture among the Applicant, the Guarantor and , as trustee.(2)

(1) To be filed by amendment.

(2) To be filed by amendment.

(3) To be filed by amendment.

Exhibit T3D	Not Applicable.

Exhibit T3E1	Disclosure Statement Under Chapter 11 of the Bankruptcy Code

Exhibit T3E2	Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.(3)

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Novink (USA) Corp., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Franklin, Tennessee on the 7th day of July, 2009.

NOVINK (USA) CORP.

		By:	/s/ David McCarthy
			Name:	David McCarthy
			Title:	President
Attest:

/s/ Timothy Barrett
Name:	Timothy Barrett
Title:	Senior Director - Procurement

EXHIBIT INDEX

Exhibit T3A	Certificate of Incorporation of Applicant (filed herewith)
Exhibit T3B	Bylaws of Applicant (filed herewith)
Exhibit T3C*	Form of Indenture among Applicant, Guarantor and , as trustee
Exhibit T3D	Not Applicable
Exhibit T3E1	Disclosure Statement Under Chapter 11 of the Bankruptcy Code (filed herewith)
Exhibit T3E2	Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code (filed herewith)
Exhibit T3F*

Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act (included as part of Exhibit T3C)

Exhibit 25.1*	Statement of eligibility and qualification of the trustee on Form T1 relating to the Notes

* To be filed by amendment.